FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of December 2005

Rubicon Minerals Corporation
(Translation of Registrant’s Name into English)

Suite 1540 - 800 W. Pender Street, Vancouver, BC, V6C 2V6, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20	___X___	Form 40-F	______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	______	No	___X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEWS RELEASE	RUBICON MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR05-23 December 19, 2005

RUBICON ANNOUNCES NEW BOARD APPOINTMENT
-Chris Bradbrook joins Rubicon Board-

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX; RBY.AMEX) is pleased to announce that Chris Bradbrook has joined the board of directors of Rubicon. Mr. Bradbrook, who is currently President and CEO of New Gold Inc., brings a wealth of expertise and experience to Rubicon, as a result of his more than 25-year career in the mining industry. Chris has performed principal roles in many aspects of the industry, including exploration, mine development, corporate development work, financial analysis, investor relations and marketing. Most recently, he was Vice President of Corporate Development for Goldcorp Inc. His diverse career has provided Chris with a unique and valuable perspective and understanding of the relationships between investors, mining companies and the creation of shareholder value.

“We are very pleased to welcome Chris to the Board of Rubicon and believe his skills and expertise will be invaluable to the Company. In particular, we look forward to his contribution as Rubicon embarks on its recently announced corporate restructuring aimed at maximizing the value of our core assets, which include a significant interest in the Kalukundi copper-cobalt deposit in the DRC and our extensive Red Lake and Newfoundland exploration assets,” said David Adamson.

With the appointment of Mr. Bradbrook, and in accord with the stated objective of the Company, the Board of Rubicon now comprises a majority of independent directors.

RUBICON MINERALS CORPORATION

Date: December 19, 2005	By:	“David W. Adamson”
David W. Adamson
President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540-800 West Pender Street, Vancouver BC CANADA V6C 2V6

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.